Ex.21.1

Subsidiaries of Evergy, Inc. (1)

Name of Company	State of Incorporation

Evergy Metro, Inc.	Missouri

Evergy Missouri West, Inc.	Delaware

Evergy Kansas Central, Inc.	Kansas

Evergy Kansas South, Inc. (2)	Kansas

(1) Certain subsidiaries of Evergy, Inc. have been omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K.
(2) Evergy Kansas South, Inc. is a subsidiary of Evergy Kansas Central, Inc.